BRITISH COLUMBIA

NUMBER: **C-564789**

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify *that*

LUCRE VENTURES LTD.

has this day changed its name to

STRATHCLAIR VENTURES LTD.

Issued *under my hand at Victoria, British Columbia*
on September 05, 2001

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA